February 6, 2019

Kevin M. Kuznicki
Senior Vice President, General Counsel and Secretary
Jason Industries, Inc.
833 East Michigan Street, Suite 900
Milwaukee, Wisconsin 53202

       Re: Jason Industries, Inc.
           Registration Statement on Form S-3
           Filed January 10, 2019
           File No. 333-229181

Dear Mr. Kuznicki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction